                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                    Resource Bancshares Mortgage Group, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                            -----------------------
                         (Title of Class of Securities)

                                    761197102
                            -----------------------
                                 (CUSIP Number)

Alan Patricof                          Lawrence G. Goodman, Esq.
Patricof & Co. Ventures,               Shereff, Friedman, Hoffman & Goodman, LLP
445 Park Avenue                        919 Third Avenue
New York, New York  10022              New York, New York 10022
(212) 753-6300                         (212) 758-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              December 31, 1997
           ------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 761197102                                           Page 2 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Patricof & Co. Ventures, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                  1,363,993
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                          1,363,993

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,993

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%

14  TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of ___

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                                  SCHEDULE 13D

CUSIP No. 761197102                                           Page 3 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         APA Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   1,091,195
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                           1,091,195

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,091,195

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.7%

14  TYPE OF REPORTING PERSON*
         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of ___

                                  SCHEDULE 13D

CUSIP No. 761197102                                           Page 4 of 12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alan Patricof

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                               (b) / /

3   SEC USE ONLY


4   SOURCE OF FUNDS*
         PF, AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY         8  SHARED VOTING POWER
    EACH                   1,363,993
 REPORTING
   PERSON          9  SOLE DISPOSITIVE POWER
    WITH

                  10  SHARED DISPOSITIVE POWER
                           1,363,993

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,363,993

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                / /
         N/A

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.8%

14  TYPE OF REPORTING PERSON*
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
            EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.   2 of ___

                                 Schedule 13D
                   Resource Bancshares Mortgage Group, Inc.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D relates to the common stock (the "Common Stock") of Resource Bancshares Mortgage Group, Inc. (the "Company"), whose principal executive offices are located at 7909 Parklane Road, Suite 150, Columbia, S.C. 29223.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This statement is being filed by Patricof & Co. Ventures, Inc. ("Patricof"), Alan Patricof and APA Partners ("APA").

                  Set forth below is certain information concerning the Reporting Persons:

Name                             Business Address                Citizenship
----                             ----------------                -----------
Patricof & Co. Ventures, Inc.    445 Park Avenue                 New York
                                 11th Floor
                                 New York, New York 10022

APA Partners                     445 Park Avenue                 New York
                                 11th Floor
                                 New York, New York 10022

                  Patricof is a corporation organized in New York and is (i) the investment advisor to APA Excelsior Venture Capital Holdings (Jersey), Ltd. ("Excelsior Jersey"), which was organized in Jersey, Channel Islands to make venture capital investments and (ii) the manager of APA Excelsior II ("Excelsior II"), a New York limited partnership formed to make venture capital investments.

                  APA is a New York limited partnership and is the general partner of Excelsior II.

                  Alan Patricof's principal occupation is Co-Chairman of the Board of Patricof and his business address is 445 Park Avenue, New York, New York 10022.

                  See Item 5 for information regarding ownership of Common
Stock.

                  The executive officers and directors of Patricof are listed below. All of such persons are citizens of the United States unless otherwise indicated.

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      Name                  Business Address            Position
      ----                  ----------------            --------

Alan Patricof               445 Park Avenue             Co-Chairman of the Board
                            11th Floor
                            New York, New York 10022

Patricia Cloherty           445 Park Avenue             Co-Chairman of the Board
                            11th Floor
                            New York, New York 10022

Maurice Tchenio             45 Avenue Kleber            Director
(citizen of France)         Paris, France 75116

Ronald Cohen                15 Portland Place           Director
(citizen of Great Britain)  London, W1N 3AA  England

Arthur Burach               445 Park Avenue             Vice President - Finance
                            11th Floor
                            New York, New York 10022

                  The general partners of APA are listed below. All of such persons are citizens of the United States except as otherwise indicated.

      Name                  Business Address
      ----                  ----------------

Alan Patricof               445 Park Avenue
                            11th Floor
                            New York, New York 10022

Patricia Cloherty           445 Park Avenue
                            11th Floor
                            New York, New York 10022

George Jenkins              445 Park Avenue
                            11th Floor
                            New York, New York 10022

Janet Effland               445 Park Avenue
                            11th Floor
                            New York, New York 10022

Robert Chefitz              445 Park Avenue
                            11th Floor
                            New York, New York 10022

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                  (d) and (e). During the past five years, none of the Reporting
Persons or the other persons listed above has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Excelsior Jersey and Excelsior II were each stockholders of Resource Bancshares Corp. at the time of its merger on December 31, 1997 with the Company (the "Merger"). Accordingly, in the Merger Excelsior Jersey received 272,798 shares of Common Stock and Excelsior II received 1,091,195 shares of Common Stock without furnishing any additional consideration.

Item 4.           Purpose of Transaction.

                  Each of the entities managed or advised by the Reporting Persons and each of the Reporting Persons acquired its respective shares of Common Stock for investment purposes. Each of such persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Except as specifically provided for herein, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other Reporting Persons.

                  Patricof may be deemed to be the beneficial owner of 272,798 shares of Common Stock owned by Excelsior Jersey and 1,091,195 shares of Common Stock owned by Excelsior II, which shares represent approximately 1.1% and 4.7% of the issued and outstanding Common Stock. Patricof is the investment advisor to Excelsior Jersey and, as such, may be deemed to have shared voting and dispositive power with respect to 272,798 shares of Common Stock. Patricof is the manager of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with the general partners of Excelsior II with respect to 1,091,195 shares of Common Stock.

                  APA may be deemed to be the beneficial owner of 1,091,195 shares of Common Stock owned by Excelsior II, which shares represent approximately 4.7% of the issued and outstanding Common Stock. APA is the general partner of Excelsior II and, as such, may be deemed to have shared voting and dispositive power with Patricof (as described above) with respect to 1,091,195 shares of Common Stock.

                  Alan Patricof may be deemed to be the beneficial owner of 272,798 shares of Common Stock owned by Excelsior Jersey and 1,091,195 shares of Common Stock owned by Excelsior II, which shares represent approximately 1.1%, and 4.7% of the issued and outstanding shares of Common Stock, respectively. As the Chairman of the Board of Patricof and a general partner of APA, Mr. Patricof may be deemed to have shared voting and dispositive power with respect to 1,363,993 shares of Common Stock owned by Excelsior Jersey and Excelsior II.

                  The percentage of beneficial ownership of the Reporting Persons is based on 23,353,284 outstanding shares of Common Stock of the Company on December 31, 1997 as reported to the Reporting Persons by an officer of the Company.

                  There were no transactions in the Common Stock effected by the Reporting Persons during the 60 days prior to December 31, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  None.

Item 7.           Materials to Be Filed as Exhibits.
                  None.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998

                                       Patricof & Co. Ventures, Inc.

                                       By:   /s/ Alan Patricof
                                             --------------------------------
                                             Name:  Alan Patricof
                                             Title: Co-Chairman of the Board

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998


                                       By:   /s/ Alan Patricof
                                             -------------------------------
                                             Alan Patricof

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998

                                       APA Partners

                                       By:   /s/ Alan Patricof
                                             ----------------------------
                                             Name:  Alan Patricof
                                             Title: General Partner

                          AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Resource Bancshares Mortgage Group, Inc., and that this Agreement be included as an attachment to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 26th day of March, 1998.

                                       PATRICOF & CO. VENTURES, INC.

                                       By: /s/ Alan Patricof
                                           ------------------------------
                                           Name:  Alan Patricof
                                           Title:  Co-Chairman

                                       APA PARTNERS

                                       By:  /s/ Alan Patricof
                                            ------------------------------
                                            Name:  Alan Patricof
                                            Title:  General Partner

                                       /s/ Alan Patricof
                                       -----------------------------------
                                       Alan Patricof